UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DONEGAL GROUP INC.

(Name of Subject Company)

DONEGAL GROUP INC.

(Name of Person Filing Schedule 14D-9/A)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

257701-30-0

(CUSIP Number of Class of Securities)

Jeffrey D. Miller

Senior Vice President and Chief Financial Officer

Donegal Group Inc.

1195 River Road, P.O. Box 302

Marietta, PA 17547-0302

(717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Frederick W. Dreher, Esq. John W. Kauffman, Esq. Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 (215) 979-1234 Counsel to Donegal Group Inc.	David H. Pittinsky, Esq. Justin P. Klein, Esq. Ballard Spahr LLP 1735 Market Street Philadelphia, PA 19103-75 (215) 864-8117 Counsel to the Donegal Group Inc. Special Committee

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 Donegal Group Inc. (“DGI”) filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2013 (the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Gregory Mark Shepard (“Shepard”) to purchase for cash 962,636 shares of Donegal Group Inc. (“DGI”) Class B common stock (the “Class B Shares”) at a purchase price of $30.00 per share upon the terms and subject to the conditions set forth in Shepard’s Schedule TO (the “TO”). Shepard filed the TO with the SEC on March 20, 2013.

Item 9.	Exhibits.

On April 18, 2013, the chairman of the special committee of the DGI board of directors made a presentation at DGI’s annual meeting of stockholders, which presentation DGI incorporates by reference in this Schedule 14D-9/A.

DGI files the following exhibit with this Schedule 14D-9/A:

Exhibit Number	Description

(a)(4)	Presentation of the Chairman of the Special Committee of DGI’s Board of Directors at DGI’s Annual Meeting Held April 18, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9/A is true, complete and correct.

DONEGAL GROUP INC.

By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus,
President and Chief Executive Officer

Dated: April 18, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(4)	Presentation of the Chairman of the Special Committee of DGI’s Board of Directors at DGI’s Annual Meeting Held April 18, 2013